Filed by WorldCom, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                              Subject Company:  WorldCom, Inc.
                                                   Commission File No. 0-11258

                                                             November 15, 2000


WorldCom, Inc. included the following language in its Form 10-Q for the quarter ended September, 30, 2000. The form 10-Q was filed with the Securities and Exchange Commission on November 14, 2000.


"Investors and security holders are urged to read the Company's Registration Statement on Form S-4 relating to the tracking stocks, including the prospectus and proxy statement, when they become available. When these and other documents relating to the tracking stock transaction are filed with the SEC, they may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of the Company's stock may also obtain each of these documents (when they become available) for free by directing their request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. This Form 10-Q, and such proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of tracking stock in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. No offering of tracking stock will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

The Company and other persons referred to below may be deemed to be participants in the solicitation of proxies of the Company's shareholders to adopt the proposals which will be set forth in the proxy statement contained in the Company's Registration Statement on Form S-4 relating to the tracking stocks. The participants in this solicitation may include the directors and executive officers of the Company, who may have an interest in the transaction including as a result of holding shares of common stock and/or options to acquire the same. A detailed list of the names and interests of the Company's directors and executive officers is contained in the Company's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's website at http://www.sec.gov.

 . . . [I]n the second quarter of 2000, the Company began evaluating opportunities to separate the wholesale and consumer operations into separate tracking stocks and on November 1, 2000, the Company announced a realignment of its businesses with the distinct customer bases they serve. If approved, the Company will create two separately traded tracking stocks: WorldCom, which will reflect the performance of the Company's core high-growth data, Internet, hosting and international businesses; and MCI, which will reflect the performance of its high-cash flow consumer, small business, wholesale long distance and dial-up Internet access operations. Based on this change in focus and the Company's plans, the Company intends to classify these operations into the segments ultimately identified in the realignment.

 . . . On November 1, 2000, the Company announced a realignment of its businesses with the distinct customer bases they serve. If approved by the shareholders, the Company will amend its articles of incorporation to effect a recapitalization that will replace existing Common Stock with two new series of common stock: WorldCom stock and MCI stock. The WorldCom stock is intended to reflect, or track, the performance of the Company's core high-growth data, Internet, hosting and international businesses, and MCI stock is intended to reflect, or track, the performance of the Company's high-cash flow consumer, small business, wholesale long distance and dial-up Internet access operations. Upon shareholder approval, the Company's shareholders will receive one share of MCI stock for every 25 shares of Common Stock held immediately prior to the tracking stock distribution date.

MCI stock will initially pay a quarterly dividend of approximately $75 million ($300 million per year). MCI will initially be allocated notional debt of $6 billion and the remaining Company debt (approximately $17 billion) will be allocated on a notional basis to the WorldCom tracking stock. The Company will report separate financial results for WorldCom and MCI in addition to the consolidated Company results. The Company does not expect that this transaction will have any impact on its credit ratings.

Voting rights of WorldCom and MCI shareholders will be prorated based on the relative market values of WorldCom and MCI, with no predetermined maximum limit on the percent of vote either group may represent. The Company will conduct shareholder meetings that encompass all holders of voting stock. WorldCom and MCI share-holders will vote together as a single class on all matters brought to a vote of shareholders, including the election of the directors.

The Company's board of directors may convert each outstanding share of MCI tracking stock into shares of WorldCom tracking stock at a premium of 110% of the relative trading value of the MCI tracking stock for the 20 days prior to the announcement of the conversion. No premium will be paid on a conversion that occurs three years after the issuance of the MCI tracking stock.

If all or substantially all of the WorldCom or MCI assets were sold, the relevant shareholders would receive either: (i) a distribution equal to the fair value of the net proceeds of the sale, either by special dividend or by redemption of shares; or (ii) a number of shares of the remaining entity's common stock having been calculated in accordance with a predetermined conversion premium.

The Company expects to file a registration/proxy statement in connection with the tracking stocks with the SEC before the end of 2000, to hold its shareholder meeting to vote on the tracking stock plan in the first half of 2001, and to effect the distribution of the tracking stocks shortly after shareholder approval. No regulatory approvals are expected to be required.

 . . . On November 1, 2000, the company announced a realignment of its businesses with the distinct customer bases they serve. If approved, the Company will create two separately traded tracking stocks: WorldCom, which will reflect the performance of the Company's core high-growth data, Internet, hosting and international businesses; and MCI, which will reflect the performance of its high-cash flow consumer, small business, wholesale long distance and dial-up Internet access operations."